UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3


                                 AMENDMENT NO. 2


                        RULE 13e-3 TRANSACTION STATEMENT
        ----------------------------------------------------------------
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                           BISHOP CAPITAL CORPORATION
                               ------------------
                              (Name of the Issuer)

                           BISHOP CAPITAL CORPORATION
                                       AND
                              ROBERT E. THRAILKILL
                       -----------------------------------
                      (Names of Person(s) Filing Statement)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   09141T-10-7
                       -----------------------------------
                      (Cusip Number of Class of Securities)

                              Robert E. Thrailkill
               Chairman of the Board, Chief Executive Officer and
                                    President
                           Bishop Capital Corporation

                         222 N. Broadway Avenue, Suite A
                               Riverton, WY 82501

                                 (307) 856-3800

                                 With a Copy to:

                 A. Thomas Tenenbaum, Esq. Tenenbaum & Kreye LLP
                           Plaza Tower One, Suite 2025
                         6400 S. Fiddler's Green Circle
                               Englewood, CO 80111
                                 (720) 529-0900
 ------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

     [X] a. The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 through 240.14b-2), Regulation 14C (17 CFR 240.14c-1 through 240.14c-101) or Rule 13e-3(c) [(ss. 240.13e-3(c)]
under the Securities Exchange Act of 1934.


     [ ] b. The filing of a registration statement under the Securities Act of 1933.


     [ ] c. A tender offer.


     [ ] d. None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]


Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

================================================================================

Transaction
 Valuation*                                         Amount of Filing Fee**
--------------------------------------------------------------------------------

$758,960                                                   $62.00

================================================================================

* Calculated solely for purposes of determining the filing fee. Pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Transaction Value includes: (1) the value of the securities to be acquired for cash and (2) the market value of the securities to be acquired with securities or other non-cash consideration. Pursuant to the transaction, (1) approximately 85,000 shares of common stock (pre reverse split) will be purchased in lieu of the issuance of fractional shares of common stock and (2) approximately 812,000 shares of common stock (pre reverse split) will be converted to 7,400 shares of common stock (post reverse split). The 85,000 shares of common stock will be purchased for $85,000 cash and the 812,000 shares of common stock to be converted have a market value of $673,960 (based on the average of the bid and ask price as of April 15, 2004), for a Transaction Value of $758,960.

** In accordance with Rule 0-11(b) under the Exchange Act, and Fee Rate Advisory #6 for Fiscal Year 2004 issued by the Securities and Exchange Commission on November 24, 2003, the amount of the filing fee was determined by multiplying $.00008090 by the amount of the Transaction Value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

              Amount Previously Paid:  $62.00
              Form or Registration No.:   Schedule 14A
              Filing Party:  Bishop Capital Corporation
              Date Filed:  March 7, 2003

                                  INTRODUCTION
                                  ------------

     This Rule 13E-3 Transaction Statement on Schedule 13e-3 is being filed in connection with the concurrent filing with the Securities and Exchange Commission (the "Commission") by Bishop Capital Corporation (the "Company") of a Preliminary Proxy Statement on Schedule 14A, Amendment No. 4 (the "Proxy Statement"), in connection with a Special Meeting of Shareholders to be held in 2004. The information contained in the Proxy Statement, including the letter to shareholders, notice of meeting, proxy statement and proxy for the special meeting of shareholders, and all schedules, appendices and exhibits thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule will be amended to reflect such completion or amendment of the preliminary Proxy Statement.


     At such meeting, the shareholders of Bishop Capital will vote upon an amendment to Bishop Capital's Articles of Incorporation to affect a 1 for 110 reverse stock split and the repurchase of fractional shares. If the reverse stock split and repurchase of fractional shares is approved by the shareholders and implemented: Each share of existing common stock, $.01 par value, will be exchanged for 1/110 of a share of common stock, $.01 par value. New certificates representing fractional shares will not be issued. Instead, fractional shares will be purchased from holders at a rate of $1.00 per whole share of pre-split common stock ($110 per whole share of post split common stock).

  Item 1. Summary Term Sheet.

     The information set forth in the Proxy Statement in the section titled "Summary Term Sheet" is incorporated by reference.

  Item 2. Subject Company Information.

  (a) Name and Address.


     The name of the subject company is Bishop Capital Corporation. Bishop Capital is a Wyoming corporation with its principal place of business located at 222 N. Broadway Avenue, Suite A, Riverton, Wyoming 82501. Bishop Capital's telephone number is (307) 856-3800.


  (b)  Subject Securities.


     Bishop Capital has a single class of $.01 par value common stock, of which 897,022 shares were outstanding as of June 14, 2004.


  (c) Trading Market and Prices.

     The Company's common stock was previously traded on the OTC Bulletin Board under the symbol "BPCC." The Company did not timely file its Annual Report on Form 10-KSB for the year ended March 31, 2003 and Quarterly Report on Form 10-QSB for the three months ended June 30, 2003 and was relegated to the Pink

Sheets where its common stock is traded under the symbol "BPCC." The Company is now current in its Securities and Exchange Act of 1934 reporting and eligible for listing on the OTC Bulletin Board. However, no market maker has applied to the OTC Bulletin Board to make a market in the Company's common stock on the OTC Bulletin Board. There is no established trading market for the Company's common stock (except for sporadic quotations). The following table shows the high and low bid prices for the common stock of the Company for each quarter during the fiscal years ended March 31, 2002 and 2003, and the nine months ended December 31, 2003. The quotations represent prices between dealers and do not include retail mark-up, markdown, or commission and may not represent actual transactions.

              Quarter Ended           High Bid            Low Bid
              -------------           --------            -------

                6/30/01                  .95                .64
                9/30/01                 1.01                .75
               12/31/01                 1.15               1.01
                3/31/02                 1.15                .55

                6/30/02                 1.25                .55
                9/30/02                 1.25                .55
               12/31/02                  .60                .55
                3/31/03                 1.01                .55

                6/30/03                  .75                .55
                9/30/03                  .65                .20
               12/31/03                  .70                .20

  (d) Dividends.

     The Company has never paid dividends on its common stock.

  (e) Prior Public Offerings.

     The Company has not made any underwritten public offering of its common stock during the past three years.

  (f) Prior Stock Purchases.

     The Company has not made any purchases of its common stock during the past two years.


  Item 3. Identity and Background of Filing Persons.

  (a)  Name and Address.

         Filing Persons.


     The filing persons are Bishop Capital Corporation and Robert E. Thrailkill, both of whom have the following address and telephone number: 222 N. Broadway Avenue, Suite A, Riverton, Wyoming 82501, telephone number (307) 856-3800. Bishop Capital Corporation is also the subject company identified in Item 2(a), above. Robert E. Thrailkill is the Chairman of the Board, President, Chief Executive Officer and the largest shareholder of the Company.


  Executive Officers.

  Robert E. Thrailkill         President and Chief Executive Officer

  Sherry L. Moore              Secretary and Chief Financial Officer

  Board of Directors

  Robert E. Thrailkill         Chairman of the Board

  Sherry L. Moore              Director

  Robert J. Thrailkill         Director


     The address of each director and executive officer of Bishop Capital is c/o Bishop Capital Corporation, 222 N. Broadway Avenue, Suite A, Riverton, Wyoming 82501.


  (b) Business and Background of Entities Other than the Company.

      Not applicable.

  (c) Business and Background of Natural Persons.

     Robert E. Thrailkill. Mr. Thrailkill has been President, Chief Executive Officer and a director of the Company since its inception in February 1983. Mr. Thrailkill previously served as Chairman of the Board, President and Chief Executive Officer of Metro Capital Corporation, the Company's former parent corporation, from February 1981 to December 1995 at which time there was a change in control. Mr. Thrailkill's business background spans over 35 years of management responsibility in privately and publicly-held companies.

     Sherry L. Moore. Ms. Moore was appointed a director of the Company in December 2001. Ms. Moore has served as Secretary of the Company since July 2000. Previously, Ms. Moore served as Comptroller of the Company from November 1995 to April 2000 and Comptroller of Metro Capital Corporation, the Company's former parent corporation, from January 1987 to November 1995. Prior to joining Metro Capital Corporation, she held various financial positions with other companies.

     Robert J. Thrailkill. Mr. Thrailkill was appointed a director of the Company in November 1995. Previously, Mr. Thrailkill served as Vice President - Operations of the Company from November 1995 to August 1999 and Director of Operations of Metro Capital Corporation from January 1989 to December 1995. Prior to joining Metro Capital Corporation, he was employed in various supervisory and managerial positions with other companies.

         To the Company's knowledge, none of the Company's directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the Company's directors and executive officers is a citizen of the United States.

  Item 4. Terms of the Transaction.

  (a)  Material Terms.

     See sections titled "Summary Term Sheet" and "Proposal 1 - `Exchange of Certificates and Payment of Fractional Shares,' `Effects of Reverse Stock Split and Repurchase of Fractional Shares' and `Federal Income Tax Consequences'" set forth in the Proxy Statement, which sections are hereby incorporated by reference.

  (c)  Different Terms.

     The terms of the reverse stock split and repurchase of fractional shares will apply equally to all shareholders, although as a result of the reverse stock split and repurchase of fractional shares, shareholders holding fewer than 110 shares of Common Stock immediately prior to the reverse stock split and repurchase of fractional shares will cease to be shareholders of the Company.

     See sections titled "Summary Term Sheet" and "Proposal 1 - Effects of Reverse Stock Split and Repurchase of Fractional Shares" set forth in the Proxy Statement, which sections are hereby incorporated by reference.

  (d) Appraisal Rights.

     Dissenting shareholders are entitled to dissenter's rights under Wyoming law.

     See section titled "Proposal 1 - Dissenters' Rights" set forth in the Proxy Statement, which section is hereby incorporated by reference.

  (e) Provisions for Unaffiliated Security Holders.

     The Company has not made any provisions to grant to unaffiliated shareholders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

  (f)  Eligibility for Listing or Trading.

     Not applicable.

Item 5. Past Contacts, Transactions, and Negotiations and Agreements.

  (a) Transactions.

     None.

  (b)  Significant Corporate Events.

     None.

  (c)  Negotiations or Contracts.

     None.

  (e)  Agreements Involving Bishop Capital's Securities.

         None.

  Item 6. Purposes of the Transaction and Plans or Proposals.

  (a)  Use of Securities Acquired.

     Outstanding shares of the Company's existing common stock that result in a fractional share after the reverse stock split will be repurchased and cancelled. No other securities will be acquired in the transaction.

     See sections titled "Proposal 1 - `Effects of Reverse Stock Split and Repurchase of Fractional Shares' and `Exchange of Certificates and Payment of Fractional Shares'" set forth in the Proxy Statement, which sections are hereby incorporated by reference.

  (b) Plans.

     None.

     See section titled "Proposal 1 - Effects of Reverse Stock Split and Repurchase of Fractional Shares" set forth in the Proxy Statement, which section is hereby incorporated by reference, for a discussion of the resulting (i) effect on the Company's stock trading market, (ii) deregistration of the Company's common stock under Section 12(g)(4) of the Securities Exchange Act of 1934 ("Exchange Act") and (iii) suspension of reporting under Section 15(d) of the Exchange Act.

Item 7. Purposes, Alternatives, Reasons and Effects.

  (a) Purposes.

     See sections titled "Proposal 1 - `Purpose' and `Effects of Reverse Stock Split and Repurchase of Fractional Shares'" set forth in the Proxy Statement, which sections are hereby incorporated by reference.

  (b) Alternatives.

     See sections title "Proposal 1 - Alternatives" set forth in the Proxy Statement, which section is hereby incorporated by reference.

  (c) Reasons.

     See section titled "Proposal 1 - Reasons" set forth in the Proxy Statement, which section is hereby incorporated by reference.

  (d) Effects.

     See sections titled "Proposal 1 - `Effects of Reverse Stock Split and Repurchase of Fractional Shares' and `Federal Income Tax Consequences'" set forth in the Proxy Statement, which sections are hereby incorporated by reference.

  Item 8. Fairness.

  (a) Fairness.

     The Company and Robert E. Thrailkill reasonably believe that the transaction is substantively and procedurally fair to both affiliated and unaffiliated security holders despite the lack of procedural safeguards set forth in Items 8(c), (d) and (e), below.

     See section titled "Proposal 1 - Fairness" set forth in the Proxy Statement, which section is hereby incorporated by reference, for a discussion of the substantive and procedural Fairness and the basis for the Company and

Robert E. Thrailkill's reasonable belief that the transaction is substantially and procedurally fair to both affiliated and unaffiliated security holders despite the lack of procedural safeguards set forth in Items 8(c), (d) and (e), below.

     No director dissented to or abstained from voting on the transaction.

  (b) Factors Considered in Determining Fairness.

     See section titled "Proposal 1 - Fairness" set forth in the Proxy Statement, which section is hereby incorporated by reference.

  (c) Approval of Security Holders.

     The transaction has not been structured so that approval of at least a majority of unaffiliated security holders is required. The Company and Robert E. Thrailkill reasonably believe that the transaction is procedurally fair despite the absence of the requirement of approval of at least a majority of unaffiliated security holders. See sections titled "Proposal 1 - `Fairness' and `Vote Required for Approval of Proposal 1'" set forth in the Proxy Statement, which sections are hereby incorporated by reference.

  (d) Unaffiliated Representative.

     An unaffiliated representative has not been retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction and/or preparing a report concerning the Fairness. The Company and Robert E. Thrailkill reasonably believe that the transaction is procedurally fair despite the absence of an unaffiliated representative. See section titled "Proposal 1 - Fairness" set forth in the Proxy Statement, which section is hereby incorporated by reference.

  (e) Approval of Directors.

     The only director of the Company who is not also an employee of the Company approved the transaction. See section titled "Proposal 1 - Fairness" set forth in the Proxy Statement, which section is hereby incorporated by reference.

  (f) Other Offers.

     None.

  Item 9. Reports, Opinions, Appraisals and Negotiations.

  (a) Report, Opinion or Appraisal.

     The Company (or an affiliate of the Company) has not received any report, opinion or appraisal from an outside party that is materially related to the transaction. See section titled "Proposal 1 - Fairness" set forth in the Proxy Statement, which section is hereby incorporated by reference.

  (b) Preparer and Summary of Report, Opinion or Appraisal.

     Not applicable.

  (c) Availability of Documents.

     Not applicable.

  Item 10. Source and Amounts of Funds or Other Consideration.

  (a) Source of Funds.

     See section titled "Proposal 1 - Effect of Reverse Split - Financial Effect" set forth in the Proxy Statement, which section is hereby incorporated by reference.

  (b) Conditions.

     None.

  (c) Expenses.

     Set forth below is an itemized list of all expenses incurred or estimated to be incurred in connection with the transaction.

         Filing Fees                                       $        62
         Legal Fees                                             39,700
         Accounting Fees                                        17,200
         EDGAR Filing Fees                                       1,550
         Solicitation Expenses                                   5,000
         PR Newswire                                               250
         Printing Costs                                          6,000
         Transfer Agent Expenses                                10,000
         Purchase of Fractional Shares                          85,000
                                                           -----------
         Total:                                            $   164,762

     The Company will be responsible for paying any and all expenses of the transaction.

  (d) Borrowed Funds

     None.

  Item 11. Interest in Securities of Bishop Capital.

  (a) Securities Ownership.

     See section titled "Security Ownership of Certain Beneficial Owners and Management" set forth in the Proxy Statement, which section is hereby incorporated by reference.

  (b) Securities Transactions.

     None.

  Item 12. Solicitation or Recommendation.

  (a) Intent to Tender Vote in Going Private Transaction.

     To the best of the Company's knowledge after reasonable inquiry, (i) other than the purchase of fractional shares by the Company pursuant to the reverse stock split, no executive officer, director or affiliate of the Company currently intends to tender or sell any shares of common stock owned or held by such person and (ii) each such person currently intends to vote such shares of common stock, including any securities for which such person has proxy authority, in favor of the transaction.

     See sections titled "Proposal 1 - Reasons" and "Vote Required For Approval of Proposal Number 1" set forth in the Proxy Statement, which sections are hereby incorporated by reference.

  (b) Recommendations of Others.

     The board of directors (two of whom are the sole officers of the Company) has made a recommendation in support of the transaction. See section titled "Proposal 1 - Vote Required For Approval of Proposal Number 1" set forth in the Proxy Statement, which section are hereby incorporated by reference. To the best of the Company's knowledge after reasonable inquiry, no affiliate of the Company has made a recommendation either in support of or opposed to the transaction.

  Item 13. Financial Statements.

  (a) Financial Information.


     The Company's audited financial statements for the fiscal years ended March 31, 2003 and March 31, 2002 are included in the Company's Form 10-KSB for the period ended March 31, 2003 filed with the Commission on August 22, 2003, and the Company's unaudited financial statements for the quarter ended December 31, 2003 filed with the Commission on February 17, 2004, are incorporated herein by reference.

  (b) Pro Forma Information.

     The Company's condensed pro forma financial information for fiscal year ended March 31, 2003 and the nine months ended December 31, 2003, included as Appendix D to the Proxy Statement, is incorporated herein by reference.

  (c) Summary Information.

     See sections titled "Proposal 1 - `Effects of Reverse Stock Split and Repurchase of Fractional Shares - Financial Effect' and `Summary Financial Data; Financial Statements' set forth in the Proxy Statement, which sections are hereby incorporated by reference.

  Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

  (a) Solicitations of Recommendations.

     The Company has not directly or indirectly employed, retained or compensated any person to make solicitations or recommendations in connection with the transaction.

  (b) Employees and Corporate Assets.

     Robert E. Thailkill, the Company's Chairman of the Board, Chief Executive Office and President, and Sherry L. Moore, the Company's Secretary and Chief Financial Officer, have devoted substantial time in connection with this transaction. In addition, the Company has and intends to incur the expenses identified in Item 10(c), above, which will be paid out of the Company's current cash position.

  Item 15. Additional Information.

     All of the information set forth in the Preliminary Proxy Statement filed concurrently on Schedule 14A with the Commission is incorporated by reference.

  Item 16. Exhibits.

  (a) Disclosure Material

      Exhibit A       The Preliminary Proxy Statement on Schedule 14A
                      filed concurrently with the Commission, including the letter to shareholders, notice of meeting, proxy statement and proxy for the special meeting of shareholders, and all schedules, appendices and exhibits thereto, is hereby incorporated by reference.

  (b) Loan Agreement

     None.

  (c) Report, Opinion or Appraisal

     None.

  (d) Contracts, Arrangements or Understandings

     None.

  (f) Statement re: Appraisal Rights

      Exhibit B       The Preliminary Proxy Statement on Schedule 14A
                      filed concurrently with the Commission, including specifically, the section titled "Appraisal and Dissenter's Rights" and Appendix C, which contains a complete copy of Article 13 of the Wyoming Business
                      Corporations Act, is hereby incorporated by reference.

  (g) Oral Solicitation Materials

     None.

           Cautionary Statement Regarding Forward-Looking Information

     This Schedule 13E-3 contains and incorporates by reference certain forward-looking statements concerning the Company's financial position, business and future prospects. Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and the Company's plans, goals and objectives. Such statements are generally accompanied by words such as "intend," "anticipate," "believe," "estimate," "expect" or similar terms. The Company's actual results may differ materially from such statements.

     Although the Company believes that the assumptions underlying these forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there cannot be any assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. Except for the Company's ongoing obligations to disclose material information as required by the federal securities laws, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this Schedule 13E-3 or to reflect the occurrence of unanticipated events.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            BISHOP CAPITAL CORPORATION



         Date:  June 15, 2004               By:  /s/  Robert E. Thrailkill
                                               --------------------------------

                                                      Robert E. Thrailkill,
                                                      Chairman of the Board,
                                                      Chief Executive Officer
                                                      and President


         Date:  June 15, 2004               /s/  Robert E. Thrailkill
                                            ---------------------------

                                                 Robert E. Thrailkill
                                                 (individually)